THOMAS W. COLLIGAN

December 29, 2009

Board of Directors
Blink Couture, Inc.
c/o Regent Private Capital, LLC
152 West 57th Street, 9th Floor
New York, NY 10019

Re: Resignation

To the Board of Directors:

Pursuant to the terms and conditions of that certain Stock Purchase Agreement by and between Fountainhead Capital Management Limited and Regent Private Capital, LLC, dated December 29, 2009 (the “Purchase Agreement”), please be advised that I hereby resign (i) as the sole director of the Board of Directors of Blink Couture, Inc. (the “Company”) and (ii) as the President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and any other office held by me with the Company, effective immediately following the closing of the transactions contemplated under the Purchase Agreement and the appointment of a new director to the Company’s Board of Directors.

Very truly yours,

/s/ Thomas W. Colligan

Thomas W. Colligan